

August 8, 2014

Via E-mail
Mr. Satish Rishi
Senior Vice President, Finance and Chief Financial Officer
Rambus Inc.
1050 Enterprise Way, Suite 700
Sunnyvale, California 94089

> **Re: Rambus Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
> **Filed April 25, 2014**
> **Response Letter Dated July 25, 2014**
> **File No. 0-22339**

Dear Mr. Rishi:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page 57

Note 19 – Agreements with SK Hynix and Micron, page 97

1.   We note your response to prior comment 2. Please explain to us in greater detail why you believe analogy to FASB ASC 985-605-25-33 through 985-605-25-35 is appropriate. Address how you considered the fact that the value of the patent to the counterparty has

already been established for the past periods and will not be reduced. Refer to FASB ASC 985-605-25-33.

2.   You state in the response to prior comment 3 that $28.9 million of the royalty revenues recognized in the year ended December 31, 2013 are related to settlement of past infringements with SK hynix and Micron. On page 31 of your June 30, 2014 Form 10-Q, you state that $43.0 million of the royalty revenues for the six months ended June 30, 2014 is related to royalty revenue from settlement of past infringements with SK hynix and Micron. We note that these amounts also represent the total amount of royalty revenue recorded for these agreements during the respective periods. Please clarify for us how you are accounting for the royalty revenues related to each of the past and future patent license elements of each settlement.

3.   We note that the settlement agreement with Micron provides for payments of .6% of sales of certain identified Micron products on a quarterly basis over the next 7 years, with payments not to exceed $10 million per quarter of $40 million per rolling twelve-month period. Based on this, it appears that the amount of payments could be less than $280 million. Please clarify and also tell us how this uncertainty as to the total amount payable under the settlement agreement impacts your accounting for the settlement agreement. Please also address why you concluded it was appropriate to allocate any amounts to the past infringements in light of the fact that the total settlement amount is contingent upon future sales of products.

4.   Please provide us with your detailed analysis regarding the identification of the different elements of the settlement agreements and the determination of the fair value of each of the elements. Discuss specifically how your determination of the elements and fair value reflects the material terms of the agreements. In this regard, tell us how you determined the estimated cash flows associated with the past and future license of technology and also how you determined an appropriate royalty rate for each of the past and future licenses of technology.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief